Mitchell S. Nussbaum Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4159 Main 212.407.4000 Fax 212.504.3013 mnussbaum@loeb.com

May 5, 2006

John Reynolds, Assistant Director Securities and Exchange Commission 100 "F" Street, N.E. Washington, D.C. 20549 Mail Stop 3561

Re:	Shine Media Acquisition Corp. Form S-1 Registration Statement File No. 333-127093

Dear Mr. Reynolds:

On behalf of our client, Shine Media Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission's Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (No. 333-127093) (collectively, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with three marked courtesy copies of the Amendment No. 2 and all exhibits thereto.

Amendment No. 2 reflects certain changes to the terms and conditions of the offering, including a reduction in the number of units being offered, the deferral by the underwriters’ of a portion of the underwriters’ discount, the addition of a private placement to close immediately prior to the initial public offering and the removal of the warrant purchase obligation of management, as well as updated financial statements.

Amendment No. 2 also responds to the comments set forth in the Staff letter dated October 6, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 2, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 2.

John Reynolds, Assistant Director May 5, 2006 Page 2

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response
General
1.
As indicated above, the Company no longer has warrant purchase agreements with its officers and directors and there is no obligation on the part of any person to purchase warrants after separate trading of the warrants has commenced.

2.	We have added disclosure on page 64 in accordance with the Staff’s comment.
3.
In response to the Staff’s comment, we respectfully note that the valuation of the units is based on prevailing market precedent for special purpose acquisition company (“SPAC”) offerings. Currently, two types of SPAC offerings exist: $6.00 units comprised of one share of common stock and two warrants; and $8.00 units comprised of one share of common stock and one warrant. The $36 million size of the offering was determined through negotiations between management and the underwriters. Factors used in such determination include:

•  the size of offering that the underwriters estimate they can sell based on market conditions;
•  the post-offering market capitalization of the Company; and
•  the target size of a potential business combination.

We further note that the amount to be placed into trust was determined after subtracting from $36 million estimated offering expenses and operating expenses prior to the business combination. Accordingly, we respectfully note that the determination of the offering size and amount to be placed into trust remains more arbitrary than in traditional public offerings and is based largely on estimates. The Company has included a new risk factor on page 9 addressing the arbitrary nature of the offering size, per unit pricing, warrant terms and the amount placed in trust as compared to an operating company. Further, we note that (as indicated in the disclosure added on pages 2 and 34) neither the Company, its affiliates nor any unrelated third party has taken any action as of the date hereof, including prior to the Company’s incorporation on June 24, 2005, or undertaken any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination involving the Company. Further, the Company and its affiliates will not take any action or undertake any diligence, evaluation, discussion (formal or informal), negotiation and/or similar activity with respect to a business combination with the Company until the Company completes the offering contemplated by the Registration Statement.

4.	We have revised the disclosure throughout the Registration Statement in accordance with the Staff’s comment.

John Reynolds, Assistant Director May 5, 2006 Page 3

Front Cover of the Registration Statement.
5.	The box relating to Rule 434 was deleted from the registration statement cover in accordance with revisions to Form S-1.
6.	The front cover of the Registration Statement has been revised in accordance with the Staff’s comment.
Prospectus Summary
7.
The Company has added disclosure under this heading to further clarify that “foreign entity” means an entity not organized under the laws of China and that because we are recently organized, and therefore do not have the required years of advertising experience necessary to acquire a Chinese target business directly, a non-Chinese intermediary company (i.e., foreign entity) having such two years of experience in the advertising industry will be a necessary acquisition vehicle for acquiring the Chinese target business.

8.	We have added additional disclosure on pages 2, 33 and 39 in accordance with the Staff’s comment.
9.	We have revised the disclosure in accordance with the Staff’s comment.
Risk Factors
10.	The ninth risk factor has been deleted in accordance with the Staff’s comment.
11.	The 11th risk factor has been deleted in accordance with the Staff’s comment.
Use of Proceeds
12.	We have revised the disclosure under this heading in accordance with the Staff’s comment.
Certain Transactions
13.	We have added disclosure under this heading in accordance with the Staff’s comment.
Underwriting
14.	We have deleted the word “initial” in accordance with the Staff’s comment.

John Reynolds, Assistant Director May 5, 2006 Page 4

Part II
Item 16. Exhibits
15.	A copy of our opinion and our consent has been filed as Exhibits 5.1 to Amendment No. 2.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4159.

Sincerely,

Mitchell S. Nussbaum
Loeb & Loeb LLP

MSN:mp
20784910001
NY487695.1

cc:	Richard Chang, Chairman Shine Media Acquisition Corp.